Filed pursuant to Rule 424(b)(3)

Registration No. 333-140580

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED FEBRUARY 9, 2007)

8,333,333 Shares

UNIFI, INC.

COMMON STOCK

This prospectus supplement No. 1 supplements and amends the prospectus dated February 9, 2007, relating to the offer and sale from time to time by certain of our shareholders of up to 8,333,333 shares of our common stock.

The table on page 16 of the prospectus sets forth information with respect to the selling shareholders and the respective amounts of shares of our common stock beneficially owned by each selling shareholder that may be offered pursuant to the prospectus. This prospectus supplement amends and restates that table in its entirety, as follows:

Securityholder	Shares of Common Stock Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering(2)
	Number	Percent(3)		Number	Percent
Dillon Yarn Corporation	5,555,555	9.2%	5,555,555	—	—
3V Capital Master Fund Ltd.(4)	288,693	*	61,750	226,943	*
AIG Annuity Insurance Company(5)	284,817	*	124,500	160,317	*
CFIP Master Fund, Ltd.(6)	531,668	*	261,000	270,668	*
Distressed/High Yield Trading Opportunities Fund Ltd.(4)	293,592	*	61,750	231,842	*
Distressed Securities & Special Situations – 1(7)	48,240	*	33,040	15,200	*
FrontFour Master Fund, Ltd.	768,800	1.1%	218,000	550,800	*
Hillside Apex Fund Limited	898,000	1.5%	898,000	—	—
Little Bay Investment Corp.	131,000	*	131,000	—	—
Pierce Diversified Strategy Master Fund, LLC(4)	37,015	*	6,500	30,515	*
Robeco WPG Event-Driven Multi-Strategy Overseas, L.P.(7)	32,220	*	21,420	10,800	*
Robeco WPG Distressed/Special Situations Overseas, L.P.(7)	102,540	*	63,540	39,000	*
Sand Spring Capital LLC	305,378	*	261,878	43,500	*
Scoggin Worldwide Fund, Ltd.	261,900	*	261,900	—	—
SunAmerica Life Insurance Company(5)	685,472	1.1%	249,000	436,472	*
The Variable Annuity Life Insurance Company(5)	283,711	*	124,500	159,211	*

_______________________

* Less than 1%

(1)

Beneficial ownership is as of May 22, 2007 based upon information provided by each selling shareholder named in the table above. Unless otherwise noted in the following footnotes, the shares of our common stock set forth in this column with respect to each selling shareholder have not also been attributed to the shareholders of such selling shareholder.

(2)

Assumes sale of all shares of our common stock registered hereunder, even though the selling shareholders are under no obligation known to our company to sell any shares of our common stock at this time.

(3)	Based on 60,541,800 shares of our common stock outstanding as of May 3, 2007.
(4)

3V Capital Management LLC (the “Management Company”) is the investment manager or adviser to 3V Capital Master Fund, Ltd., Distressed/High Yield Trading Opportunities Fund Ltd. and Pierce Diversified Strategy Master Fund, LLC (collectively, the “Funds”). The Management Company may be deemed to have beneficial ownership over the common stock directly owned by the Funds by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including shares of our common stock. Scott A. Stag and Gary Katcher are the managing members of the Management Company. Messrs. Stagg and Katcher may be deemed to have beneficial ownership over our common stock directly owned by the Funds by virtue of the foregoing relationships.

(5)

American International Group, Inc. may be deemed to be the beneficial owner of our common stock owned by each of AIG Annuity Insurance Company, SunAmerica Life Insurance Company and The Variable Annuity Life Insurance Company, each of which is a direct or indirect wholly-owned subsidiary of American International Group, Inc.

(6)

Chicago Fundamental Investment Partners, LLC acts as investment manager to CFIP Master Fund, Ltd. and consequently has voting control and investment discretion over securities, including the shares of our common stock, held by CFIP Master Fund, Ltd.

(7)

Robeco Weiss, Peck & Greer, a division of Robeco Investment Management, Inc., is the investment adviser to Distressed Securities & Special Situations – 1, Robeco WPG Event-Driven Multi-Strategy Overseas, L.P. and Robeco WPG Distressed/Special Situations Overseas, L.P. and therefore may be deemed to be a beneficial owner of our common stock held by these entities.

The prospectus also sets forth certain relationships with selling shareholders on pages 16-18. This prospectus supplement amends the section entitled “Certain Relationships with Selling Shareholders—Registration Rights Agreement.” On May 17, 2007, we and the selling shareholders named in the table above entered into a Waiver, Assignment and Assumption Agreement (the “Agreement”), pursuant to which we consented to the transfer of 2,777,778 shares of our common stock that we issued to Dillon Yarn Corporation on January 1, 2007. Accordingly, we waived the lock-up restrictions under the Registration Rights Agreement, dated January 1, 2007, between us and Dillon with respect to those 2,777,778 shares, which Dillon was previously prohibited from transferring (other than to a permitted transferee) prior to July 1, 2007. Each of the selling shareholders in the table above, other than Dillon, agreed to assume Dillon’s rights and obligations under the Registration Rights Agreement with respect to the shares that it purchased from Dillon. Other than as set forth above, the terms and provisions of the Registration Rights Agreement remain in full force and effect, and the remaining shares owned by Dillon remain subject to the restrictions on transfer set forth in the accompanying prospectus. Dillon may not transfer any shares of our common stock owned by it prior to July 1, 2008. On and after July 1, 2008 and prior to July 1, 2009, Dillon (or its permitted transferees) may transfer 2,777,778 shares, and all of the 5,555,555 shares may be transferred by Dillon (or its permitted transferees) after July 1, 2009.

This prospectus supplement further amends the section entitled “Certain Relationships with Selling Shareholders” to include that effective as of May 24, 2007, Stephen Wener, President and Chief Executive Officer of Dillon Yarn Corporation, was appointed to our board of directors.

The prospectus dated February 9, 2007 together with this prospectus supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock.

Our common stock is traded on the New York Stock Exchange under the symbol UFI. On May 29, 2007, the last reported sales price of our common stock was $2.91 per share.

We urge you to carefully read the section entitled “Risk Factors” beginning on page 4 of the accompanying prospectus, where we describe specific risks associated with our common stock before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 29, 2007.